Exhibit 99(a)(5)(A)
[E-mail Communication to Employees]
The presentation outlined in our previous communication regarding your stock options has been scheduled for Thursday at 2:00 PM eastern time.
For those of you who are able to attend the meeting in person, the meeting will be held at our Pittsburgh Corporate headquarters in the Large OC Conference Room.
For those of you who aren’t able to physically attend - below are the details on how to participate remotely.  The presentation will be WebCast through AT&T.  Please note that you will need to download a piece of software to enable the viewing of the material.  Details are included below.
[Information regarding how to access the WebCast has been omitted.]